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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 0-14326
                                                                       -------

      (Check one):            |_| Form 10-K     |_| Form 11-K
      |_| Form 20-F           |X| Form 10-Q     |_| Form N-SAR

      For Period Ended:               MARCH 31, 2002
                        --------------------------------------------------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

      For the Transition Period Ended:__________________________________________

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

      Full name of registrant               ARISTA INVESTORS CORP.
                              --------------------------------------------------

      Former name if applicable

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          Address of principal executive office (STREET AND NUMBER)

                                 116 John Street
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      City, state and zip code    New York, New York  10038
                                ------------------------------------------------

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PART II - RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       |X|  (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                               SEE ATTACHED SHEET

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                  Stanley S. Mandel                   212-964-2150
            --------------------------------------------------------------------
                      (Name)                  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes  |_|  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes  |_|  No


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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SEE ATTACHED SHEET




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                             ARISTA INVESTORS CORP.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2002                         By:   /s/ Stanley S. Mandel
                                              ------------------------
                                              Stanley S. Mandel, President

            INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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Arista Investors Corp.

PART III - NARRATIVE

      The Registrant entered into an administrative services agreement, effective October 1, 2000, with Highmark Life Insurance Company of New York ("Highmark"), pursuant to which the Registrant served as a third party administrator of Highmark's book of New York State Statutory disability benefits insurance business. The Highmark agreement was terminated effective September 30, 2001.

      The Registrant required additional time to finalize its financial statements for the quarter ended March 31, 2002, resulting from its need for an updated analysis of the claim runoff of the September 30, 2001 Highmark claim reserve.


PART IV - OTHER INFORMATION

      The Registrant anticipates reporting a loss from continuing operations before income tax provision (benefit) of approximately $50,000 for the three-month period ended March 31, 2002, as compared to a loss from continuing operations before income tax provision (benefit) of approximately $104,000 for the three-month period ended March 31, 2001. The principal reason for the reduction in the loss from continuing operations before income tax provision (benefit) was a decrease in general and administrative expenses, specifically, salaries and benefits and also professional fees.








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